SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    May, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------


F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
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RELEASE  DATE: May  8,  2000
CONTACT:       Karen  Elliott,  Spectrum  -  Investor  Communications,
               604-421-5422
               Email:  Karen_Elliott@spectrumsignal.com


               SPECTRUM SIGNAL PROCESSING APPOINTS NORTEL NETWORKS
                       EXECUTIVE TO ITS BOARD OF DIRECTORS

BURNABY,  B.C.,  CANADA - MAY 8, 2000 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI / TSE:SSY), a leader in multiprocessing computer systems, today announced the appointment of Irving Ebert to its board of directors. Mr. Ebert is Vice President, Strategic Alliances Service Provider and Carrier Group of Nortel Networks (NYSE: NT / TSE: NT), a global leader in telephony, data, wireless and wireline solutions for the Internet.

"We are very pleased to be announcing Mr. Ebert's appointment to our board of directors. Irving has an impressive track record in the communications area and we are fortunate to be able to bring in his expertise at a time when Spectrum is pursuing an aggressive expansion into the telecommunications market. As a Spectrum director, Irving will bring tremendous insight into the trends and opportunities that are driving the telecommunications market and assist in setting our strategic initiatives going forward," said Ken Spencer, Chair, Spectrum Signal Processing."

Mr. Ebert began his career in 1972 with Bell Canada and then moved to Bell-Northern Research where he was one of the original members of that lab working on problems in speech quality. Since 1979, he as held various positions in Nortel's Ottawa location. As Vice President, Systems Engineering Mr. Ebert was responsible for the consolidation of the company's 500 network planning professionals worldwide. In 1996, he was appointed to Vice President, Network Development for Nortel's Public Carrier Networks group and in 1998 he was appointed to his current position in which he is responsible for directing Nortel's partnership strategy facing the service provider and carrier market segment

Spectrum Signal Processing is a world leader in multiprocessing computer systems, designing sophisticated hardware and software solutions for commercial and defense customers in three key markets - signal intelligence, sensor systems and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        May 8, 2000                and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)